April 17, 2015

Cable One, Inc.

Form 10

File No. 001-36863

Dear Mr. Spirgel:

We refer to the letter dated March 25, 2015 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Cable One, Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Registration Statement on Form 10, File No. 001-36863, filed on February 27, 2015 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the originally filed Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Information Statement.

General

1.	Please file your exhibits, such as the Separation and Distribution Agreement, as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding the exhibits.

Response: The Company acknowledges the Staff’s comment. Each of the forms of the Separation and Distribution Agreement, Amended and Restated Certificate of Incorporation of the Company, Amended and Restated By-laws of the Company, Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement and the list of subsidiaries of the Company have been filed with this Amendment. The Company also acknowledges that all exhibits and related disclosure are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these materials prior to effectiveness.

2.	Please advise us when you will obtain the tax opinion of Cravath, Swaine & Moore LLP and whether you intend to file the opinion as an exhibit or an appendix to the filing.

Response: Cravath, Swaine & Moore LLP will deliver the tax opinion to the Company on the date of the consummation of the spin-off of the Company from Graham Holdings Company. The Company does not intend to file the tax opinion as an exhibit or an appendix to the filing. In accordance with Item 601(a)(8) of Regulation S-K, the Company has set forth the tax opinion in the Information Statement in lieu of filing the opinion as an exhibit.

3.	Please advise us as to which national securities exchange you are seeking to be listed upon.

Response: The Company is seeking to be listed on the New York Stock Exchange.

Exhibit 99.1

4.	We note a number of blank spaces throughout your information statement. Please include these disclosures in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided these disclosures.

Response: The Company acknowledges the Staff’s comment and has updated the Information Statement with certain disclosures, including, among other things, updates based on the Company’s plan to be listed on the New York Stock Exchange and its selection of a transfer agent. The Company will provide additional disclosures as promptly as practicable in subsequent amendments to the Registration Statement. The Company also acknowledges that the Staff may have additional comments based on the additional disclosures.

The Spin-Off

Overview, page 5

5.	Please elaborate your discussion to include the potential risks, costs, materially adverse consequences that could arise should Graham Holdings decide to decline to proceed with the separation.

Response: The Company has revised its disclosure on page 5 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Income (Expense), page 65

6.	Please provide a deeper discussion of the impact the sale of wireless spectrum licenses had on your income for fiscal year 2014. Please see Item 303(a)(3)(i) of Regulation S-K.

Response: The Company has revised its disclosure on pages 71 and 72 to address the Staff’s comment.

Management

Committees of the Board, page 73

7.	We note that each of your Audit, Compensation, and Nominating and Governance Committees possesses a respective charter. Please include each charter as an appendix to the Information Statement. Please see Instruction 2 to Item 407 of Regulation S-K.

Response: As discussed with the Staff on April 8, 2015, in accordance with Item 407 of Regulation S-K, the Company intends to make each of the Audit, Compensation and Nominating and Governance Committee charters available on the Company’s website in lieu of filing each charter as an appendix to the Information Statement.

*        *        *         *

The Company’s acknowledgment of the statements for which you requested acknowledgment in the Comment Letter is set forth in Annex A to this letter.

Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eschiele@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely,

/s/ Eric L. Schiele

Eric L. Schiele

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Copies to:

Ms. Celeste Murphy

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Mr. William Mastrianna

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Encls.

VIA FEDERAL EXPRESS

Copy to:

Mr. Thomas O. Might

Chief Executive Officer

Cable One, Inc.

210 E. Earll Drive

Phoenix, AZ 85012

VIA EMAIL

Annex A

On behalf of Cable One, Inc. (the “Company”) and in connection with the filing of Amendment No. 1 to the Registration Statement, File No. 001-36863 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “SEC”) from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Cable One, Inc.

by	/s/ Thomas O. Might
Name:	Thomas O. Might
Title:	Chief Executive Officer

Date: April 17, 2015